Exhibit 99.2

Notification of Annual General Meeting

NEW YORK, NY – February 24, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that its 2009 annual general meeting of shareholders will be held on May 13, 2009 in London, with a video webcast in Toronto and on www.thomsonreuters.com.

Holders of Thomson Reuters Corporation common shares as of 5:00 p.m. (Eastern Daylight Time) on March 31, 2009 and holders of Thomson Reuters PLC ordinary shares as of 6:00 p.m. (British Summer Time) on May 11, 2009 will be entitled to vote at the meeting.

Additional information will be provided in Thomson Reuters management information circular and notice of meeting, which will be available in the next few weeks.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. +44 (0) 20 7542 6706